UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SMEDVIG asa

(Name of Subject Company)

SMEDVIG asa

(Name of Person Filing Statement)

Class A Ordinary Shares, nominal value NOK 10.00 per share

Class A American Depositary Shares, each representing One Class A Ordinary Share

Class B Ordinary Shares, nominal value NOK 10.00 per share

Class B American Depositary Shares, each representing One Class B Ordinary Share

(Title of Class of Securities)

4564665

83169H105

4587189

83169H204

(CUSIP Number of Class of Securities)

Alf C. Thorkildsen

Chief Financial Officer of Smedvig asa

Finnestadveien 28, P.O. Box 110

N-4001 Stavanger

+47 (51) 50 99 00

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person filing statement)

With a Copy to:

Garth W. Bray

Sullivan & Cromwell LLP

1 New Fetter Lane

London EC4A 1AN, England

+44 (20) 7959-8900

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This statement relates to the tender offer dated March 6, 2006 by SeaDrill Limited, a Bermuda limited company (“SeaDrill”), to purchase any and all outstanding Class A Ordinary Shares, 10.00 Norwegian kroner (“NOK”) nominal value per share (the “Class A Shares”), Class A American Depositary Shares, each representing one Class A Ordinary Share (the “Class A ADSs”), Class B Ordinary Shares, nominal value NOK 10.00 per share (the “Class B Shares”) and Class B American Depositary Shares, each representing one Class B Ordinary Share (the “Class B ADSs”), of Smedvig asa from stockholders who are U.S. residents, at a price of NOK 205 per Class A Share and per Class A ADS, net to the seller in cash, without interest, and NOK 165 per Class B Share and per Class B ADS, net to the seller in cash without interest (together, the “Offer Price”)(the “SeaDrill Offer”). The information provided in this paragraph is derived in its entirety from SeaDrill’s Tender Offer Statement on Schedule TO, dated March 6, 2006, as filed by SeaDrill with the U.S. Securities and Exchange Commission (the “SEC”).

ITEM 1. SUBJECT COMPANY INFORMATION.

The name of the subject company is Smedvig asa (“Smedvig”). The address and telephone number of Smedvig’s principal executive offices is Finnestadveien 28, P.O. Box 110, N-4001, Stavanger, Norway, +47 (51) 50 99 00.

The statement is filed in respect of the Smedvig Class A Shares and Class B Shares (together, the “Shares”) and the Smedvig Class A ADSs and Class B ADSs (together, the “ADSs”). As of March 17, 2006, the number of outstanding shares was: 53,764,004 Smedvig Class A shares, including 100,917 Smedvig Class A ADSs, and 25,972,000 Smedvig Class B shares, including 173,177 Smedvig Class B ADSs.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Smedvig’s name, business address and business telephone number are as set forth in Item 1(a) above, which information is incorporated herein by reference. Smedvig is the subject company and the person filing this statement.

This statement relates to the SeaDrill Offer described under “Introduction” above, which description is incorporated herein by reference.

The SeaDrill Offer is being made on the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO. According to SeaDrill’s Schedule TO, the SeaDrill Offer will expire at 4 p.m., New York City time, on Monday, April 3, 2006 unless the SeaDrill Offer is extended or terminated.

In addition to the U.S. offer described in the Tender Offer Statement, SeaDrill has commenced a global mandatory offer outside the United States under Norwegian law (the “SeaDrill Global Offer”).

SeaDrill’s Schedule TO states that SeaDrill’s address is Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda, and that its telephone number at such location is +1 441 295 6935.

With respect to all information described in this schedule or the exhibits to this schedule as contained in the SeaDrill Offer, the SeaDrill Global Offer, and Schedule TO, including information concerning SeaDrill or its respective affiliates, officers or directors, or actions or events with respect to any of them, Smedvig takes no responsibility for the accuracy or completeness of such information or for any failure by SeaDrill to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described below, to the knowledge of Smedvig there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between Smedvig or its affiliates and (1) Smedvig, its executive officers, directors or affiliates or (2) SeaDrill, its executive officers, directors or affiliates.

(a)	Executive Officers, Directors or Affiliates of Smedvig

Our directors and principal executive officers at March 17, 2006 were:

Name	Age	Position	Date first elected or appointed director or executive officer	Date of next reappointment of directors by shareholders (1)
John Fredriksen	61	Chairman of board of directors	2006	2008
Tor Olav Trøim	43	Director	2006	2008
Kate Blankenship	41	Director	2006	2008
Siri B. Hatlen	48	Director	2001	2008
Per Kumle	47	Director	2006	2008
Kjell E. Jacobsen	49	Chief executive officer	1991
Sveinung Lofthus	45	Managing director, Mobile Units	2005
Alf Ragnar Løvdal	49	Managing director, Well Services	2002
Ståle Rød	55	Managing director, Tender Rigs	1989
Alf C. Thorkildsen	49	Chief financial officer	2002

The current Board of Directors, consisting of John Fredriksen, Tor Olav Trøim, Kate Blankenship, Per Kumle and Siri B. Hatlen was elected in extraordinary general meeting on February 16, 2006. Mr. Fredriksen, Mr. Trøim and Ms. Blankenship are also employees and members of the Board of Directors of SeaDrill, which according to its Schedule TO as of March 6, 2006 owns a total of 27,899,609 Class A Shares and 15,508,082 Class B Shares collectively constituting 53.1% of Smedvig’s total share capital and 51.9% of Smedvig’s total voting power. As of December 31, 2005, Mr. Fredriksen held 98,602,716 shares in SeaDrill, representing approximately 43% of the total outstanding SeaDrill shares. Mr. Trøim and Ms. Blankenship held 250,000 shares and 8,000 shares in SeaDrill, respectively, representing less than 1% of the total outstanding SeaDrill shares.

Neither Norwegian law nor our articles of association contain any provision concerning indemnification by us of our Board of Directors. Directors have no other service agreements with us other than the agreement governing their responsibilities as Board members.

As of March 17, 2006 none of our directors and officers is a U.S. resident entitled to accept the SeaDrill Offer. The executive officers of Smedvig who own Smedvig Shares are, however, subject to the SeaDrill Global Offer. If they were to tender their Shares in the SeaDrill Global Offer, they would receive the same consideration for their Shares as the shareholders who accept the SeaDrill Offer. As of March 17, 2006, the directors and executive officers of Smedvig beneficially owned, in the aggregate, 0 Smedvig Class A Shares, 4,000 Smedvig Class B Shares, and no Smedvig ADSs. If the directors and executive officers of Smedvig were to exchange all of their Smedvig Shares in the SeaDrill Global Offer, they would receive an aggregate compensation of approximately NOK 660,000 in cash.

With the exception of 4,000 Class B Shares owned by Managing Director of the Tender Rig division Ståle Rød, any Shares owned by our executive officers, directors or affiliates were tendered into the Voluntary Offer. Please see Item 6 – “Interest in Securities of the Subject Company” for a detailed description.

SeaDrill’s acquisition of the majority of Shares in Smedvig triggered certain provisions in the option agreements with senior management and certain key employees. As of March 6, 2006 management agreed to the termination of the option program and exercised their right to receive an alternative cash payment, waiving their rights to acquire Class B Shares at a predetermined option strike price. The number of waived options for Class B Shares is 1,385,000. As a consequence, all option programs for senior management and certain key employees in Smedvig have ceased.

(b)	Relationships Between Smedvig and SeaDrill and Their Respective Affiliates

Except as provided above under Item 3(a), there are no material agreements, arrangements, understandings or possible conflicts of interest between Smedvig and SeaDrill or their respective affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Concurrently with the U.S. offer described in the Tender Offer Statement, SeaDrill launched the SeaDrill Global Offer outside the United States under Norwegian law on March 6, 2006. The SeaDrill Global Offer is a follow-up of an offer launched by SeaDrill on January 10, 2006 to all non-U.S. shareholders of Smedvig to acquire all outstanding Smedvig shares (the “Voluntary Offer”). As required by Norwegian law, the Board of Directors of Smedvig evaluated the Voluntary Offer and issued a statement on January 11, 2006 (the “January Statement”). A copy of the January Statement can be found under item 10 “Background of the Offer” on the Schedule TO filed by SeaDrill in connection with the SeaDrill Offer. At the time of the January Statement, the Board of Directors consisted of Peter T. Smedvig, Raymond De Smedt, Siri B. Hatlen, Andrew C. Salvesen and J. Larry Nichols.

Following the end of the acceptance period for the Voluntary Offer on January 20, 2006 SeaDrill announced it had acquired Shares constituting 53.1% of Smedvig’s total share capital and 51.9% of Smedvig’s total voting power. On February 16, 2006, following an extraordinary general meeting, a new Board of Directors was elected, consisting of John Fredriksen, Tor Olav Trøim, Kate Blankenship, Per Kumle and Siri B. Hatlen. Messrs. Fredriksen, Trøim and Ms. Blankenship are also members of the Board of Directors of SeaDrill.

As a result of the affiliations between the above mentioned three Directors and SeaDrill, the Board delegated to an independent committee consisting of Ms. Hatlen and Mr. Kumle (the “Independent Committee”) the authority to review, consider and make a recommendation to shareholders regarding the SeaDrill Offer and the SeaDrill Global Offer (the “Offer”) on behalf of Smedvig.

The Independent Committee notes that the price and other terms of the SeaDrill Global Offer are similar to the price and other terms of the Voluntary Offer, which was duly covered by the January Statement. As described in the January Statement, the Board of Directors was assisted by the financial advisor Enskilda Securities ASA in its assessment of the Voluntary Offer. As part of its evaluation of the Offer, the Independent Committee has received a valuation update from Enskilda Securities ASA which confirms its January findings.

After careful consideration of all relevant factors, the Independent Committee determines that in the circumstances it would be appropriate to remain neutral toward the Offer and to advise each shareholder to make his or her own decision as to whether and to what extent to tender into the Offer.

None of the members of the Independent Committee own Shares in Smedvig. The Chief Executive Officer Kjell E. Jacobsen did hold Shares in Smedvig, but accepted the Voluntary Offer with respect to these Shares in accordance with his intent as described in the January Statement.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Except as set forth below, neither Smedvig nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of Smedvig concerning the SeaDrill Offer.

Smedvig has retained Enskilda Securities ASA as its independent financial advisor since December 2005 in connection with, among other things, Smedvig’s analysis and consideration of, and response to, the Voluntary Offer, the SeaDrill Global Offer and the SeaDrill Offer. Smedvig has agreed to pay Enskilda a reasonable and customary fee for such services. Smedvig has also agreed to reimburse Enskilda for all reasonable out-of-pocket expenses, including fees of counsel, and to indemnify them and certain related persons against certain liabilities relating to, or arising out of, the engagement.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

On December 23, 2005, the US-based drilling company Noble Corporation announced completion of the acquisition of 21,095,600 Class A Shares and 2,501,374 Class B Shares of Smedvig ASA for an aggregate purchase price of NOK 4,594,326,100 from Peter T. Smedvig and family. The acquired Shares represent approximately 39.2 percent of Smedvig’s Class A Shares and 8.9 percent of Smedvig’s Class B Shares.

The following information, to the extent it relates to SeaDrill, is provided on the basis of SeaDrill’s Schedule TO filing:

On January 4, 2006, SeaDrill announced its intention to make a voluntary offer for Smedvig’s Shares at an offer price of NOK 201 per Class A Share and NOK 160 per Class B Share, conditional upon receiving a 33.3% pre-acceptance to the offer. According to the SeaDrill Schedule TO, SeaDrill withdrew the offer as a consequence of a non-satisfactory pre-acceptance level on January 6, 2006.

On January 9, 2006 SeaDrill announced that it would make a voluntary offer to purchase all outstanding Class A Shares and Class B Shares at a price of NOK 205 per Class A Share and NOK 165 per Class B Share. The Voluntary Offer was not extended to United States residents.

Prior to commencing the Voluntary Offer, SeaDrill acquired a total of 2,245,600 Class A Shares at an average price of NOK 182.15 per share. In addition, SeaDrill entered into agreements regarding pre-acceptances of the Voluntary Offer representing a total of 19,260,383 Class A Shares and 8,881,969 Class B Shares constituting 35.8% of Smedvig’s total share capital and 34.4% of Smedvig’s total voting power. The pre-acceptances were conditional upon the Purchaser receiving acceptances for Class A Shares, including the pre-acceptance shares, representing more than 50% of the voting power in Smedvig.

On January 9, 2006 Smedvig accepted the Voluntary Offer for its 1,025,000 treasury Class A Shares for a price of NOK 205 per share. The transaction was effected on January 20, 2006. In addition, the following Board members and executive officers accepted the Voluntary Offer.

On January 20, 2006, CEO Kjell E Jacobsen tendered 20,000 Class B Shares into the Voluntary Offer for a price of NOK 165.00 per share in Smedvig asa.

On January 20, 2006, then director of the Board Raymond De Smedt tendered 34,000 Class A Shares into the Voluntary Offer for a price of NOK 205 per share and 11,300 Class B shares for a price of NOK 165.00 per share in Smedvig asa.

On January 20, 2006, CFO Alf C Thorkildsen tendered 11,700 Class B Shares into the Voluntary Offer for a price of NOK 165.00 per share in Smedvig asa.

On January 20, 2006, managing director Alf Ragnar Løvdal tendered 1,000 Class B Shares into the Voluntary Offer for a price of NOK 165.00 per share in Smedvig asa.

On January 20, 2006, managing director Sveinung Lofthus tendered 40 Class A Shares into the Voluntary Offer for a price of NOK 205 per share and 1,010 B shares for price of NOK 165.00 per share in Smedvig asa.

On January 20, 2006, former chairman of the Board Peter T. Smedvig and family tendered 613,254 Class A Shares into the Voluntary Offer for a price of NOK 205 per share and 713,188 Class B Shares for a price of NOK 165.00 per share in Smedvig asa.

The acceptance period for the Voluntary Offer terminated on January 20, 2006, at which point SeaDrill had received acceptances for 24,876,009 Class A Shares and 15,417,402 Class B Shares. The purchase of the shares was settled on January 26, 2006. In addition, SeaDrill has acquired a total of 778,000 Class A Shares at a price of NOK 205 per share and 90,680 Class B Shares at a price of NOK 165 per share in the market. As of March 6, 2006 SeaDrill owned a total of 27,899,609 Class A Shares and 15,508,082 Class B Shares collectively constituting 53.1% of Smedvig’s total share capital and 51.9% of Smedvig’s total voting power.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Other than as set forth below and in Item 4 above, there are no negotiations in response to the SeaDrill Offer that relate to a tender offer for, or other acquisition of, Smedvig’s securities, and there are no plans, proposals or negotiations that relate to or would result in a merger, reorganization or liquidation of Smedvig or its subsidiaries, any purchase, sale or transfer of a material amount of assets of Smedvig or its subsidiaries, or any material change in the present dividend rate or policy or indebtedness or capitalization of Smedvig or any transaction, board resolution, agreement in principle or signed contract in respect thereof.

The Board of Directors has adopted a resolution on January 11, 2006 recommending acceptance of the Voluntary Offer by SeaDrill.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

Litigation. Smedvig is not aware of any litigation filed in connection with the Voluntary Offer, the SeaDrill Global Offer or the SeaDrill Offer.

Market for the Shares. As stated in SeaDrill’s Schedule TO, the purchase of Shares and ADSs pursuant to the SeaDrill Offer will reduce the number of holders of Shares and ADSs and the number of Shares and ADSs that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares and ADSs held by stockholders other than SeaDrill.

Compulsory Offer. As stated in SeaDrill’s Schedule TO, if, as a result of the SeaDrill Offer, the SeaDrill Global Offer or otherwise, SeaDrill acquires and holds more than 90% of the total issued Smedvig shares representing more than 90% of the voting rights in Smedvig, then SeaDrill would have the right (and each remaining shareholder in Smedvig would have the right to require SeaDrill) to commence a compulsory acquisition for cash for any Shares not owned by SeaDrill pursuant to section 4-25 of the Norwegian Public Limited Companies Act.

Public Quotation. The ADSs are listed on The New York Stock Exchange. According to the published guidelines of the New York Stock Exchange, the ADSs might no longer be eligible for listing on the New York Stock Exchange if, among other things, the number of publicly held Shares falls globally below 600,000 or the number of record holders falls globally below 400 (or below 1,200 globally if the average monthly trading volume is below 100,000 for the last twelve months). Shares held by officers or directors of Smedvig or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered to be publicly held for this purpose.

The Shares are also quoted on the Oslo Stock Exchange. As stated in SeaDrill’s Schedule TO, if SeaDrill no longer considers the listing of Smedvig appropriate, it may propose to the general meeting of shareholders of Smedvig that Smedvig apply for its Shares to be withdrawn from listing at the Oslo Stock Exchange. Such proposal requires the approval of a two-thirds majority of the general meeting of shareholders of Smedvig to be adopted. Any such withdrawal of listing is to be decided by the Oslo Stock Exchange in accordance with the Norwegian Stock Exchange Regulations. The board of directors of the Oslo Stock Exchange may also decide on its own initiative to have the Shares withdrawn from listing at the Oslo Stock Exchange. In the event SeaDrill acquires over 90% of Smedvig’s total voting power, SeaDrill intends to apply for a delisting of the Shares from the Oslo Stock Exchange.

If the ADSs and the Shares cease to be listed on the New York Stock Exchange and the Oslo Stock Exchange, the market for the Shares and ADSs could be adversely affected. The extent of the public market for the Shares and ADSs and the availability of such quotations would, however, depend upon the number of holders of Shares and ADSs and the aggregate market value of the Shares and ADSs remaining at such time, the interest in maintaining a market in the Shares and the ADSs on the part of securities firms, the possible termination of registration of the ADSs under the Exchange Act, as described below, and other factors.

Exchange Act Registration. The ADSs and Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Smedvig to the SEC if the ADSs are neither listed on a national securities exchange nor held by 300 or more U.S. holders of record. Termination of registration of the ADSs under the Exchange Act would substantially reduce the information required to be furnished by Smedvig to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Smedvig, such as the requirement of furnishing annual and periodic report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. As stated in SeaDrill’s Schedule TO, SeaDrill currently intends to seek to cause Smedvig to terminate the registration of the Shares under the Exchange Act as soon after consummation of the SeaDrill Offer and the SeaDrill Global Offer as the requirements for termination of registration are met. As stated in SeaDrill’s Schedule TO, SeaDrill also currently intends to seek to cause Smedvig to terminate its ADR program as soon after consummation of the SeaDrill Offer and the SeaDrill Global Offer as the requirements for termination are met.

Other Shareholders. Noble Corporation, which by virtue of the transaction described under Item 6 – “Interest in the Securities of the Subject Company” owns approximately 39.2 percent of Smedvig’s A Class Shares and 8.9 percent of Smedvig’s Class B Shares, has not made its intention clear with regard to the SeaDrill Offer.

ITEM 9. EXHIBITS.

Exhibit No.

a(i)	News release, dated January 9, 2006: “Conditional sale of own A shares”

a(ii)	Statement from the Board of Directors of Smedvig asa, dated January 11, 2006

a(iii)	News release, dated January 12, 2006: “The Board recommends shareholders to accept SeaDrill’s offer”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2006	SMEDVIG ASA

	By:	/S/ ALF C. THORKILDSEN
Alf C. Thorkildsen Chief Financial Officer